UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________
FORM 12b-25
_____________________
NOTIFICATION OF LATE FILING
SEC File Number: 001-41520
CUSIP Number: G65431 127

(Check One): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN
     ☐ Form N-CSR
For Period Ended: December 31, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
______________________________________________________________________________
Part I – Registrant Information

Noble Corporation plc
Full Name of Registrant

N/A
Former Name if Applicable

13135 Dairy Ashford, Suite 800
Address of Principal Executive Office (Street and Number)

Sugar Land, Texas, 77478
City, State and Zip Code

Part II – Rules 12b-25(b) and (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑
(b)     The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Noble Corporation plc (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (the “2022 Form 10-K”) within the prescribed time period without unreasonable effort or expense. The 2022 Form 10-K could not be filed by the prescribed due date because the Company requires additional time to complete certain analyses, documentation and additional procedures to compile and complete the necessary financial information for the first combined period following the completion of its previously announced business combination (the “Business Combination”) with The Drilling Company of 1972 A/S, a Danish public limited liability company (“Maersk Drilling”). The Company is not aware of any material inaccuracy in its previously reported results of operations for the period ended December 31, 2022.

The Company intends to file the 2022 Form 10-K within the fifteen-day period provided under Rule 12b-25 no later than by March 16, 2023.

Part IV – Other Information
(1)    Name and telephone number of person to contact in regard to this notification

Laura D. Campbell	281	276-6100
(Name)	(Area Code)	(Telephone Number)

(2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☑ Yes ☐ No
(3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☑ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The 2022 Form 10-K will reflect the acquisition of Maersk Drilling by the Company, as the accounting acquirer, as of October 3, 2022. Therefore, results of operations have been significantly impacted by the Business Combination as of October 3, 2022, the associated impact of purchase accounting, and divestitures required to obtain certain antitrust approvals. The Company estimates its total revenue, operating income and net income to be approximately $1.4 billion, $228.8 million and $168.9 million for the year ended December 31, 2022, respectively, as compared to $770.3 million, $60.8 million and $102.0 million for the period from February 6, 2021 through December 31, 2021 and $77.5 million, $1.4 million and $250.2 million for the period from January 1, 2021 through February 5, 2021, respectively. These figures are preliminary, unaudited and subject to change pending the filing of the 2022 Form 10-K, and are prepared in accordance with accounting principles generally accepted in the United States of America.

This Form 12b-25 includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical facts included in this Form 12b-25, including those regarding expected results of operations and the expected filing date of the 2022 Form 10-K, are forward-looking statements. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we cannot assure you that such expectations will prove to be correct. Factors that could cause actual plans or results to differ materially from those included in any forward-looking statements include the results and finalization of the Company’s financial results and reviews and those described under “Risk Factors” in the Company’s most recent Form 10-K, Form 10-Qs and other filings with the Securities and Exchange Commission.

Noble Corporation plc
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 2, 2023	Noble Corporation plc

	By:	/s/ Laura D. Campbell
Laura D. Campbell Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)